Exhibit 99.5

MINISO GROUP HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: MNSO; HKEX: 9896)

Ballot for EXTRAORDINARY General Meeting (or any adjournment thereof)
held at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong,

on January 17, 2025 at 11 a.m. (local time)

I/We, ________________________________________________________________________________________________

Please Print Name(s)

of_____________________________________________________________________________________________________________________

Please Print Address(es)

the undersigned, being the registered holder(s) of _____________________ ordinary shares (Note 1), par value US$0.00001 per share, of MINISO Group Holding Limited (the “Company”), hereby cast my/our vote as follows:

	PROPOSALS	FOR (Note 2)	AGAINST (Note 2)
1.

As an ordinary resolution,

the Dairy Farm Share Purchase Agreement (as defined in the circular dated November 22, 2024 despatched to the shareholders of the Company (the “Circular”), a copy of which has been produced to the EGM marked “A” and signed by the chairman of the EGM for the purpose of identification) and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

		☐	☐
2.

As an ordinary resolution,

the Jingdong Share Purchase Agreement (as defined in the Circular, a copy of which has been produced to the EGM marked “B” and signed by the chairman of the EGM for the purpose of identification, together with the Dairy Farm Share Purchase Agreement, the “Share Purchase Agreements”), and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; and

		☐	☐
3.

As an ordinary resolution,

any one of the directors of the Company be and is hereby authorized to do all such acts and things incidental to the Share Purchase Agreements as he/she considers necessary, desirable, or expedient in connection with the implementation of or giving effect to the Share Purchase Agreements and the transactions contemplated thereunder.

		☐	☐

Dated ______________________________, 2024	Signature(s) (Note 3) ___________________________________

[1]	Please insert the number of shares registered in your name(s) to which this ballot relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”.
[3]	This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of an officer or attorney duly authorized to sign the same.